Exhibit 99.1

FOR IMMEDIATE RELEASE
Company Contact: Johnny Walker President/CEO (858) 549-6340 rfi@rfindustries.com	Investor Contact: Robert Jacobs Jacobs Consulting (310) 927 3108 robert.jacobs@jacobscon.com

RF Industries Reports Third Quarter Sales Increase

Net Income $211,000, or $0.02 Per Diluted Share

Board of Directors Declares Quarterly Cash Dividend of $0.07 per share

San Diego, California, September 11, 2015 -- RF Industries, Ltd. (NASDAQ: RFIL) today announced results for the three and nine-month periods ended July 31, 2015.

Third Quarter Results

Net sales for the third quarter of fiscal 2015 increased 61%, or $3.4 million, to $8.9 million compared to $5.5 million in the same quarter last year. Net income was $211,000, or $0.02 per diluted share, compared to $372,000, or $0.04 per diluted share, in the same quarter last year. The third quarter 2015 net sales increase was the result of additional net sales of $2.8 million and $1.2 million, respectively, from the Company's newly acquired Comnet Telecom Supply and Rel-Tech Electronics subsidiaries. Both the Comnet and Rel-Tech subsidiaries were acquired in fiscal 2015.

Third quarter gross profit increased $347,000, to $2.8 million, or 32% of net sales, compared to $2.5 million, or 45% of net sales in the same quarter last fiscal year. Margins decreased in the 2015 quarter primarily due to the additional sales from the recently acquired Comnet and Rel-Tech subsidiaries, which have historically lower gross margins. Margins were also affected by lower sales and gross margins at the RF Connector and Cable Assembly segment.

Selling and general expenses increased $823,000, to $2.5 million from $1.6 million in the third quarter of fiscal 2014, primarily due to the additional operating expenses attributable to the acquisitions of Comnet and Rel-Tech and related amortization of intangible assets and acquisition costs. Selling and general expenses declined, as a percent of net sales, to 28%, from 29% of net sales in the third quarter last year, due to the increase in sales from the recent acquisitions.

Johnny Walker, CEO/President said, "Our revenue increase was the result of our recent acquisitions of Comnet Telecom and Rel-Tech Electronics, which were both profitable and met our sales expectations for the quarter. However, the continuing slowdown in the wireless infrastructure market affected sales and profitability at the RF Connector and Cable Assembly division, which decrease affected our overall sales and profitability. While we are tightly controlling expenses and working to improve the profitability of all of our divisions, our primary focus is on pursuing opportunities for sales growth at each of our business segments."

Nine Months Results

For the first nine months of fiscal 2015, net sales increased 39%, or $6.7 million, to $23.9 million compared to $17.2 million in the same period last fiscal year. Net income was $724,000, or $0.08 per diluted share, compared to $1.1 million, or $0.14 per diluted share, in the same period last fiscal year. The first nine months of fiscal 2015 include additional net sales of $9.0 million from the newly acquired Comnet and Rel-Tech subsidiaries.

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7610 Miramar Road, San Diego, CA 92126-4202 $ (858) 549-6340 $ (800) 233-1728 $ FAX (858) 549-6345

E-mail: rfi@rfindustries.com $ Internet: www.rfindustries.com

RF Industries Reports Third Quarter Sales Increase

September 11, 2015

Page Two

Third quarter gross profit increased $582,000, to $8.4 million, or 35% of net sales, compared to $7.8 million, or 46% of net sales in the same period last fiscal year. Gross profit as a percentage of net sales was lower for the 2015 period due to the Company's acquisition of the lower margin Comnet and Rel-Tech businesses in the current fiscal year. Margins were also affected by lower sales and gross margins at the RF Connector and Cables Assembly segment.

Selling and general expenses in for the first nine months of fiscal 2015 increased $1.4 million to $6.8 million from $5.4 million in the same period last fiscal year, reflecting increased operating expenses attributable to the acquisitions of the Comnet and Rel-Tech businesses and related amortization of intangible assets and acquisition costs. Selling and general expenses declined to 29% of net sales, compared to 31% of net sales, in the same period of fiscal 2014.

Balance Sheet Data

At July 31, 2015, the Company reported working capital of $15.7 million, including cash and cash equivalents of $7.9 million, a current ratio of approximately 4.2-to-1, no long-term debt, and stockholders' equity of $26.2 million. During the first nine months of fiscal 2015, the Company used net cash of $5.1 million and issued 302,848 shares of unregistered common stock to acquire the Comnet and Rel-Tech subsidiaries and to purchase a new, patented line of connector products known as CompPro. The Company also paid cash dividends of $0.07 per share in each of its first three quarters of fiscal 2015, or a total of $1.8 million, to its stockholders.

Dividend

At its September 4, 2015 meeting, the Company's Board of Directors declared a quarterly cash dividend of $0.07 per share, payable on October 15, 2015 to stockholders of record on September 30, 2015. All cash dividends are made at the discretion of our board of directors, subject to applicable laws, and depend on a number of factors, including our financial condition, results of operations, capital requirements, plans for future acquisitions, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

About RF Industries

RF Industries is a leading designer and manufacturer of innovative interconnect products and complex cable assemblies across diversified, high growth markets including wireless carriers and infrastructure, medical and industrial. The Company's products include RF connectors, coaxial and custom cable assemblies, fiber optic cables, wiring harnesses and medical wiring. The Company's connectivity products are used throughout the growing and evolving infrastructure of wireless communications. Through its newly acquired Rel-Tech Electronics, Inc. and Comnet Telecom Supply, Inc. subsidiaries, the Company also manufactures and sells other cabling technologies and data center equipment solutions. The Company has reported 21 consecutive years of profitability and is headquartered in San Diego, California with operations in Las Vegas, Nevada, Yaphank, New York, East Brunswick, New Jersey and Milford, Connecticut. Please visit the RF Industries website at www.rfindustries.com.

Forward-Looking Statements

This press release contains forward-looking statements with respect to future events which are subject to a number of factors that could cause actual results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to: changes in the telecommunications industry; the Company's reliance on certain distributors for a significant portion of anticipated revenues and the uncertainty of impact upon the Company's operations of the recent acquisitions of Comnet Telecom Supply, the patented braided cable product line, and Rel-Tech Electronics. Further discussion of these and other potential risk factors may be found in the Company's public filings with the Securities and Exchange Commission (www.sec.gov) including its Form 10-K. All forward-looking statements are based upon information available to the Company on the date they are published and the Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or new information after the date of this release.

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RF INDUSTRIES, LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED) (in thousands, except share and per share amounts)

	Three Months Ended		Nine Months Ended
	July 31,		July 31,
	2015	2014	2015	2014

Net sales	$8,899	$5,536	$23,868	$17,150
Cost of sales	6,064	3,048	15,464	9,328

Gross profit	2,835	2,488	8,404	7,822

Operating expenses:
Engineering	247	228	688	697
Selling and general	2,455	1,632	6,833	5,395

Total operating expenses	2,702	1,860	7,521	6,092

Operating income	133	628	883	1,730

Other income - interest	5	7	19	22

Income before provision for income taxes	138	635	902	1,752

Provision (benefit) for income taxes	(44)	277	220	670

Income from continuing operations	182	358	682	1,082

Income from discontinued operations, net of tax	29	14	42	32

Net income	$211	$372	$724	$1,114

Earnings per basic share:
Continuing operations	$0.02	$0.05	$0.08	$0.14
Discontinued operations	0.00	0.00	0.01	0.00

Net income per share	$0.02	$0.05	$0.09	$0.14

Earnings per diluted share:
Continuing operations	$0.02	$0.04	$0.08	$0.13
Discontinued operations	0.00	0.00	0.00	0.00

Net income per share	$0.02	$0.04	$0.08	$0.13

Weighted average shares outstanding:
Basic	8,545,300	8,250,042	8,446,223	8,200,476
Diluted	8,916,643	8,718,656	8,820,438	8,763,593

RF INDUSTRIES, LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	Jul. 31,	Oct. 31,
	2015	2014
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$7,908	$14,718
Trade accounts receivable, net	3,915	2,428
Inventories	7,263	5,259
Other current assets	1,041	618
Deferred tax assets	416	416

TOTAL CURRENT ASSETS	20,543	23,439

Property and equipment, net	962	829
Goodwill	5,913	3,076
Amortizable intangible assets, net	4,440	1,187
Non-amortizable intangible assets	1,387	410
Note receivable from stockholder	67	67
Other assets	38	21

TOTAL ASSETS	$33,350	$29,029

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$1,979	$867
Accrued expenses	2,882	1,422
Income taxes payable	--	73

TOTAL CURRENT LIABILITIES	4,861	2,362

Deferred tax liabilities	1,299	811
Other long-term liabilities	946	--

TOTAL LIABILITIES	7,106	3,173

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Common stock - authorized 20,000,000 shares of $0.01 par
value; 8,571,831 and 8,255,979 shares issued and outstanding
at July 31, 2015 and October 31, 2014, respectively	86	83
Additional paid-in capital	18,664	17,230
Retained earnings	7,494	8,543

TOTAL STOCKHOLDERS' EQUITY	26,244	25,856

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$33,350	$29,029